UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number 000-28508

Flamel Technologies S.A.

(Translation of registrant's name into English)

Parc Club du Moulin à Vent

33 avenue du Dr. Georges Levy

69693 Vénissieux Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

An Extraordinary Meeting of the Shareholders of Flamel Technologies S.A. will be held on February 11, 2014. Information provided to or made available to the holders of the ordinary shares of Flamel Technologies S.A. in connection with the meeting are filed herewith as Exhibits 99.1 through 99.6

EXHIBIT LIST

Exhibit
Number	Description

99.1	Notice of an Extraordinary Meeting of Shareholders on February 11, 2014

99.2	Draft Resolutions to be submitted at the Extraordinary Meeting of Shareholders on February 11, 2014

99.3	Board Report to be submitted at the Extraordinary Meeting of Shareholders on February 11, 2014

99.4	Form of Proxy to Shareholders

99.5	Form of Proxy to ADS Holders

99.6	Document and Information Request Form

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: January 30, 2014	/s/ Michael S. Anderson
Michael S. Anderson
Chief Executive Officer

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EXHIBIT INDEX

Exhibit
Number	Description

99.1	Notice of an Extraordinary Meeting of Shareholders on February 11, 2014

99.2	Draft Resolutions to be submitted at the Extraordinary Meeting of Shareholders on February 11, 2014

99.3	Board Report to be submitted at the Extraordinary Meeting of Shareholders on February 11, 2014

99.4	Form of Proxy to Shareholders

99.5	Form of Proxy to ADS Holders

99.6	Document and Information Request Form

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